UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A. Full title of the plan and the address of the plan, if different from that of issuer named below:
WaMu SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
270 Park Avenue
New York, New York 10017

WaMu SAVINGS PLAN

Page

Report of Independent Registered Public Accounting Firm	3-4

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-18

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2009:

Schedule of Assets Held for Investment Purposes at End of Year	19-29

Schedule of Delinquent Contributions	30

Index to Exhibit	31

Signature of Principal Accounting Officer	32

Exhibit

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
     the WaMu Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the WaMu Savings Plan (“Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2009 financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent contributions as of December 31, 2009, is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio
June 17, 2010

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT — PAGE 2
To the Participants and Plan Administrator of
     the WaMu Savings Plan:
We have audited the accompanying statement of net assets available for benefits of WaMu Savings Plan (“the Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MossAdams, LLP

Everett, Washington
June 29, 2009

WaMu SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

Assets:
Participant directed investments, at fair value	$1,103,630,821	$1,140,901,773
Cash and cash equivalents	299,760	608,390

Total investments	1,103,930,581	1,141,510,163

Receivables:
Due from broker for securities sold	9,733,504	7,653,652
Interest and dividends	249,053	391,209
Other receivables	—	89,201

Total receivables	9,982,557	8,134,062

Total assets	1,113,913,138	1,149,644,225

Liabilities:

Due to broker for securities purchased	10,824,618	2,631,379
Accrued expenses	1,120,193	1,588,340

Total liabilities	11,944,811	4,219,719

Net assets available for benefits, at fair value	1,101,968,327	1,145,424,506

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,819,061	11,169,813

Net assets available for benefits	$1,104,787,388	$1,156,594,319

See notes to financial statements.

WaMu SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Investment income (loss):
Net appreciation/(depreciation) in fair value (except where noted) of investments
Equity (common/preferred stock and exchange traded funds)	$131,676,559	$(234,361,524)
Common/collective trusts	76,357,175	(132,408,210)
Registered investment companies	12,553,429	(181,547,085)
Washington Mutual, Inc. common stock	932,621	(128,366,012)
Common/collective trust at contract value	9	1,750
Other	472,182	(480,680)
Interest and dividend income	9,542,241	20,669,171

Total investment income(loss)	231,534,216	(656,492,590)

Contributions:
Participant	57,926,735	138,800,764
Employer	19,297,448	62,881,926
Rollovers	1,052,116	6,053,394

Total contributions	78,276,299	207,736,084

Deductions from net assets attributable to:
Benefits paid to participants	(355,230,634)	(486,097,708)
Administrative expenses	(6,386,812)	(4,581,830)

Total deductions	(361,617,446)	(490,679,538)

Net change during the year	(51,806,931)	(939,436,044)

Net assets available for benefits:
Beginning of the year	1,156,594,319	2,096,030,363

End of the year	$1,104,787,388	$1,156,594,319

See notes to financial statements.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
NOTE 1: DESCRIPTION OF THE PLAN
The following description of the WaMu Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
Closing of Washington Mutual Bank (“WMB”) and Bankruptcy filing by Washington Mutual Inc. (“WMI”): On September 25, 2008, the Office of Thrift Supervision closed WMB, and the Director of the Office of Thrift Supervision appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver for WMB. Immediately after its appointment as receiver, the FDIC sold the banking operations of WMB to JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”). Simultaneously with the sale of WMB’s net assets to JPMorgan Chase Bank, N.A., employees of WMB and its subsidiaries were terminated by WMB and were immediately hired by JPMorgan Chase Bank, N.A. (the “Heritage WMB employees”).
On September 26, 2008, WMI filed for bankruptcy protection in the Delaware Bankruptcy Court.
General: The Plan is a defined contribution plan that provides for participant elective deferrals, and employer matching contributions. Prior to January 1, 2009, all employees of WMI and its participating subsidiaries, were eligible to participate in the Plan immediately following their employment, but must have satisfied additional criteria to be eligible for employer matching contributions.
Pursuant to the order of the Delaware Bankruptcy Court, the Plan was amended so that JPMorgan Chase Bank, N.A. became a contributing employer under the terms and conditions of the Plan as of September 25, 2008, with respect to the Heritage WMB employees, as well as new hires subsequently employed in the banking operations acquired by JPMorgan Chase Bank, N.A. Consequently, the Heritage WMB employees and new hires were eligible to participate in the Plan, or if participants in the Plan on September 25, 2008, continued to participate in the Plan, defer wages into the Plan, and receive employer matching contributions, which were funded by JPMorgan Chase Bank, N.A.
With respect to WMI employees, the Plan was frozen with respect to participation and contributions as of January 1, 2009. With respect to Heritage WMB employees, no further contributions were made to the Plan after June 30, 2009.
Administration: Prior to August 10, 2009, the Plan was sponsored by WMI, and was administered by the Human Resources Committee (the “Committee”) of the Board of Directors of WMI. The Committee had delegated its administrative duties to the Plan Administration Committee (the “PAC”). The PAC had appointed certain employees of WMI and JPMorgan Chase to perform the daily administrative functions pertaining to the operation of the Plan. The Committee had also delegated its duties with respect to Plan investments to the Plan Investment Committee (the “PIC”).

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
On June 19, 2009, WMI filed a motion with the United States Bankruptcy Court for the District of Delaware for the approval of a compromise and settlement between WMI and JPMorgan Chase Bank, N.A. that resolves a dispute regarding the sponsorship of the WaMu Savings Plan. The agreement stipulates, among other things, that WMI will amend the Plan to reflect JPMorgan Chase Bank, N.A. becoming a contributing employer effective as of September 25, 2008, WMI will transfer sponsorship of the Plan to JPMorgan Chase Bank, N.A., WMI will amend the Plan to fully vest all participants who were actively employed by WMI or any of its affiliates at any time during the period January 1, 2008 through September 25, 2008, and JPMorgan Chase Bank, N.A. will be responsible for correcting operational and form defects, if any, in the administration of the Plan. The motion was approved and as a result, the sponsorship of the WaMu Savings Plan transferred to JPMorgan Chase effective August 10, 2009. Pursuant to standing resolutions of the Compensation and Management Development Committee of the Board of Directors of JPMorgan Chase, the Director of Benefits of JPMorgan Chase became the Plan Administrator on August 10, 2009, and the Employee Plans Investment Committee of JPMorgan Chase became the investment fiduciary on that date.
The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Through June 30, 2009, Participants could make tax deferred contributions of up to 75% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code (“IRC”). Effective January 1, 2008, the Plan was amended to permit participants to make Roth 401(k) elective deferrals to the Plan. Participants age 50 or older may make catch-up contributions, subject to the limitations of the IRC. Participants could also contribute amounts representing distributions from other qualified plans to the Plan. Effective July 1, 2009, no employee contributions to the Plan were permitted.
Through April 30, 2009, beginning on the first day of the month after completion of 12 months of service, participant contributions were 100% matched on a per pay period basis by the employer on the first 3% of eligible pay contributed by the participant plus 50% on the next 2% contributed. Matching contributions are made each pay period. Effective May 1, 2009, no employer matching contributions were made to the Plan on any subsequent Participant contributions.
Auto Enrollment: Effective January 1, 2008, the Plan was amended to provide for automatic enrollment for all new and rehired employees. Upon auto enrollment, new hire contributions are invested in the LifePath Funds unless another investment option is chosen. Contributions for auto enrolled rehired employees are invested according to their most recent investment elections on record or to the LifePath funds if there is no investment election on record. Effective April 1, 2009, the Plan was amended to discontinue auto enrollment.
Participant Accounts: Each participant’s account was credited with the participant’s contributions, allocations of employer contributions, and Plan earnings. Earnings are allocated based upon the participant’s account balance in each of the available funds relative to the account balances of all participants.
Vesting: Participants were vested immediately in their contributions, post-2003 matching contributions and earnings thereon. Account balances related to acquired plans will continue to vest in accordance with the provisions of the relevant predecessor plans.
Effective as of August 10, 2009, the Plan was amended to provide that Participants employed by WMI and its subsidiaries at any time during the period January 1, 2008 through September 25, 2008, would be fully vested in their account balances as of that date, and any forfeitures that occurred with respect to such participants would be restored.
Employees are immediately 100% vested upon death or permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Investment Options: Upon the enactment of the Pension Protection Act of 2006, the Committee requested a complete evaluation of fund performance and expenses to ensure that participants continue to have an appropriate range of investment choices. In 2007, the PIC engaged a nationally respected consulting firm to perform a comprehensive review of the core investment options in the Plan. In March 2008, based on this review, the PIC implemented a new investment structure featuring separate accounts and target date funds offered by a broad group of professional investment managers. The new investment options will continue to allow participants to sufficiently diversify their portfolios and tailor their plan investments to their financial objectives, while offering lower overall expenses.
Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions daily and there are no restrictions on how often participants can transfer account balances. In addition, there is no minimum investment required for any of the funds. Effective October 1, 2008, contributions were no longer allowed into Washington Mutual, Inc. common stock. Effective December 31, 2009, no new monies could be transferred into the Self Directed Brokerage Accounts and any monies already within the Self Directed Brokerage Account could not be used to purchase new investments within the account.
Managed Income Portfolio II, Class 3 Fund (Stable value fund)
Core Plus Fixed Income Fund
LifePath Funds
S&P 500 Equity Index Fund
Large Cap Value Equity Fund
Large Cap Growth Equity Fund
Small/Mid Cap Value Equity Fund
Small/Mid Cap Growth Equity Fund
International Equity Fund
Washington Mutual, Inc. Common Stock
Self Directed Brokerage Accounts
Participant Loans: Participants are permitted to borrow up to the lesser of 50% of their vested account balance or $50,000 subject to a minimum amount of $1,000. Terms of the loans are between one and five years (except for certain participant loans that were transferred to the Plan as a result of plan mergers). Only one outstanding loan is allowed at any time for each participant. Participant loans can be funded with both employee and employer contributions. Loans are secured by the vested account balances.
Loans originated under the WaMu Savings Plan bear interest at a rate equal to the prime rate (as published in the Wall Street Journal) plus 1% in effect as of the first day of each calendar quarter. The Plan also has fixed-rate loans outstanding inherited from other savings plans due to acquisitions that have interest rates grandfathered under the plan’s original plan documents. As of December 31, 2009, the range of interest rates was from 4.25% — 11.0%. Principal and interest is repaid through payroll deductions.
Payment of Benefits: Upon termination of service, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59 1/2. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.
Participant Fees: The PAC is authorized and directed to charge certain Plan expenses to certain participants, to the extent permitted by law and related regulations. Specifically, the PAC is authorized and directed to charge a fee to each participant who receives a distribution or obtains a loan from the Plan. The PAC may determine the fee and may adjust the fee from time to time at its discretion, provided that the fee must be reasonable with respect to the services provided.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Forfeitures: Forfeitures of non-vested employer contributions for terminated participants have been used to reduce employer contributions or pay plan expenses. At December 31, 2009 and 2008, the forfeiture balance totaled $165,834 and $905,964, respectively.
Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and certain distributions of participants’ account balances, trustee fees, investment management fees and recordkeeper fees are paid by the Plan except to the extent they are paid from participant accounts. Transaction fees charged for the BrokerageLink self-directed accounts, trading the Washington Mutual, Inc. Common Stock fund, termination distribution and loan set up and maintenance are paid by the participants.
NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain amounts in prior years have been reclassified to conform to the 2009 presentation.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
FASB Accounting Standards Codification: In July 2009, the Financial Accounting Standards Board (“FASB”) implemented the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative U.S. GAAP. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Plan began to use the Codification on the effective date, and it had no impact on the Plan’s Net Assets Available for Benefits or on the Changes in Net Assets Available for Benefits. However, throughout these financial statements, all references to prior FASB, AICPA, and EITF accounting pronouncements have been removed, and all accounting guidance is referred to in terms of the applicable subject matter.
Investment Valuation: All investments are recorded at fair value. For information related to the Plan’s valuation methodologies for its investments, see Note 3 of these financial statements.
Fully Benefit-Responsive Investment Contracts: Investment contracts held by a defined contribution plan are typically reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan that are attributable to fully benefit-responsive investment contracts. Contract value is used because that is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fully benefit-responsive investment contracts are presented on the Statement of Net Assets Available for Benefits at the fair value of the investment contracts with an adjustment from fair value to contract value to arrive at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits: Benefits are recorded when paid.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Accounting and Reporting Developments
Determining the fair value of a financial asset when the market for that asset is not active
In October 2008, the FASB issued guidance which clarifies the application of fair value measurement in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The guidance was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this guidance did not have an impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly
In April 2009, the FASB issued guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly declined. The guidance also includes identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The application of this guidance did not have an impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Subsequent events
In May 2009, the FASB issued guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance was effective for interim or annual financial periods ending after June 15, 2009. The application of this guidance did not have an impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Accounting for transfers of financial assets and consolidation of variable interest entities
In June 2009, the FASB issued guidance which amends the accounting for the transfers of financial assets and the consolidation of VIEs. The guidance also changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and rewards-based model to a qualitative model, based on control and economics. The guidance became effective for annual reporting periods beginning after November 15, 2009, including all interim periods within the first annual reporting period.
In February 2010, the FASB finalized an amendment that defers the requirements of the new consolidation guidance for determining the primary beneficiary of a VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. For the funds included in deferral, the Plan will continue to apply other existing authoritative guidance to determine whether such funds should be consolidated; as such, these funds are not included in the above disclosure of the impact of adopting the new guidance for VIEs.
Measuring liabilities at fair value
In August 2009, the FASB issued guidance clarifying how to develop fair value measurements for liabilities, particularly where there may be a lack of observable market information. This guidance is effective for interim or annual periods beginning after August 26, 2009. The application of this guidance did not have an impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Measuring fair value of certain alternative investments
In September 2009, the FASB issued guidance which amends the guidance on fair value measurements and offers a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value (“NAV”) per share when the fair value is not readily determinable. This guidance is effective for the first interim or annual reporting period ending after December 15, 2009. The Plan adopted the guidance in the fourth quarter 2009, and it did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.
Fair value measurements and disclosures
In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and requirements to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009; however, the requirement to provide purchases, sales, issuances and settlements in the level 3 rollforward on a gross basis is effective for fiscal years beginning after December 15, 2010. Although early adoption of this guidance is permitted, the Plan did not early adopt.
NOTE 3: FAIR VALUE MEASUREMENTS
Determination of Fair Value: Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. Such valuation methodologies were applied to all of the assets carried at fair value effective January 1, 2008. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity of the investment. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy: A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset as of the measurement date. The three levels are defined as follows:
•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Washington Mutual Inc. and other equity securities
Washington Mutual, Inc. common stock is valued using Pink Sheets, a form of active market, similar to over-the-counter market, and is classified within level 1 of the valuation hierarchy. JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy. Other common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.
Common/collective trust funds
These investments are public investment vehicles valued using the calculated NAV of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The net asset value of a collective investment fund is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a collective investment fund is classified within level 1 or 2 of the valuation hierarchy.
The Fidelity Management Trust Company Managed Income Portfolio II, Class 3 Fund (“MIP II”) is a fully benefit-responsive stable value fund held in a collective trust. The investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the wrapper contract at December 31, 2009 and 2008 was $241,110 and $256,000, respectively, and was not considered significant to the overall investment valuation. Accordingly, the investment in the MIP II is classified within level 2 of the valuation hierarchy.
Registered investment companies (mutual funds)
These investments are public investment vehicles valued using the quoted NAV of shares held by the Plan at year end. Investments in registered investment companies are generally classified within level 1 of the valuation hierarchy.
Other
A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Such securities are classified within level 2 of the valuation hierarchy.
Loans to plan participants
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value. Although amortized cost is viewed as a proxy for fair value, there is no active market of Loans to plan participants; hence, such loans are classified within level 3 of the valuation hierarchy.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
The following tables present the financial instruments carried at fair value as of December 31, 2009 and 2008, by caption on the Statement of Net Assets Available for Benefits and by fair value hierarchy (as described above).
Assets measured at fair value on a recurring basis

				Total Carrying
December 31, 2009	Level 1	Level 2	Level 3	Value
Equity securities
Small mid cap growth	$133,816,634	$—	$—	$133,816,634
Large cap value	95,149,756	—	—	95,149,756
International diversified	44,251,504	8,949,856	—	53,201,360
Large cap growth	41,066,297	—	—	41,066,297
Small mid cap value	38,826,555	—	—	38,826,555
Other	37,926,673	—	—	37,926,673

Total equity securities	391,037,419	8,949,856	—	399,987,275
Common/collective trust funds	162,140,998	437,246,315	—	599,387,313
Registered investment companies (mutual funds)	73,935,628	—	—	73,935,628
Loans to plan participants	—	—	27,856,097	27,856,097
Cash and Cash Equivalents	753,671	—		753,671
Other	790,843	1,219,754	—	2,010,597

Total assets at fair value	$628,658,559	$447,415,925	$27,856,097	$1,103,930,581

				Total Carrying
December 31, 2008	Level 1	Level 2	Level 3	Value
Equity securities
Small mid cap growth	$125,766,748	$—	$—	$125,766,748
Large cap value	89,641,450	—	—	89,641,450
International diversified	32,109,681	10,806,551	—	42,916,232
Large cap growth	31,898,931	—	—	31,898,931
Small mid cap value	35,791,899	—	—	35,791,899
Other	39,386,066	—	—	39,386,066

Total Washington Mutual, Inc and other equity securities	354,594,775	10,806,551	—	365,401,326
Common/collective trust funds	—	636,438,700	—	636,438,700
Registered investment companies (mutual funds)	102,535,519	—	—	102,535,519
Loans to plan participants	—	—	32,455,066	32,455,066
Cash and Cash Equivalents	3,557,168	—	—	3,557,168
Other	534,379	588,005	—	1,122,384

Total assets at fair value	$461,221,841	$647,833,256	$32,455,066	$1,141,510,163

Changes in level 3 recurring fair value measurements
The tables below include a rollforward of the activity for financial instruments classified by the Plan within level 3 of the fair value hierarchy for the years ended December 31, 2009 and 2008 (including the change in fair value). Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (this is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
Fair value measurements using significant unobservable inputs

						Change in
						unrealized
						gains and
						(losses)
		Total				related to
		realized/	Purchases,	Transfers		financial
	Fair value	unrealized	issuances,	in and/or	Fair value,	instruments
For the year ended	January 1,	gains/	settlements,	out of	December 31,	at December 31,
December 31, 2009	2009	(losses)	net	level 3	2009	2009
Loans to plan participants	$32,455,066	$—	$(4,598,969)	$—	$27,856,097	$—

Total investments	$32,455,066	$—	$(4,598,969)	$—	$27,856,097	$—

Fair value measurements using significant unobservable inputs

						Change in
						unrealized
						gains and
						(losses)
		Total				related to
		realized/	Purchases,	Transfers		financial
	Fair value	unrealized	issuances,	in and/or	Fair value,	instruments
For the year ended	January 1,	gains/	settlements,	out of	December 31,	at December 31,
December 31, 2008	2008	(losses)	net	level 3	2008	2008
Loans to plan participants	$37,248,758	$—	$(4,793,692)	$—	$32,455,066	$—

Total investments	$37,248,758	$—	$(4,793,692)	$—	$32,455,066	$—

NOTE 4: INVESTMENT CONTRACTS
The MIP II, is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The MIP II seeks to earn a high level of income consistent with those objectives. The MIP II holds guaranteed investment contracts, also known as wrapper contracts, which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (“fully benefit-responsive”).
Investment contracts held by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, (4) complete or partial termination of the Plan, (5) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on a portfolio’s cash flow, (6) merger or consolidation of the Plan with another plan, the transfer of assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor, (7) any communication given to Participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence Participants not to invest in a portfolio or to transfer assets out of a portfolio, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program, and (10) any transfer of assets from a portfolio directly to a competing option. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants is probable.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
The issuer may terminate the contract for cause at any time.
The average yield based on actual earnings of the contract was 2.74% and 3.40% as of December 31, 2009 and 2008, respectively. The crediting interest rate was 1.53% and 3.48% as of December 31, 2009 and 2008, respectively.

	Investment at		Investment at
	Fair Value	Adjustment	Contract Value
Investment at December 31, 2009
Fidelity MIP II, Class 3 Fund	$224,374,505	$2,819,061	$227,193,566

Investment at December 31, 2008
Fidelity MIP II, Class 3 Fund	$275,251,658	$11,169,813	$286,421,471
NOTE 5: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS
The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008
Fidelity MIP II, Class 3 Fund*	$227,193,566	$286,421,471
BlackRock S&P 500 Index Fund	123,753,030	119,611,061

*	Contract value has been presented for the Fidelity MIP II, Class 3 Fund, as it is the relevant measurement for financial statement purposes.
NOTE 6: RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of common stock, mutual funds or collective trusts managed by affiliates of Fidelity Management Trust Company (“Fidelity”), or other investment managers. Fidelity is the custodian of the Plan assets and, therefore, transactions with Fidelity qualify as party-in-interest transactions. The investment managers provide investment advice to the Plan and meet the ERISA definition of fiduciary and, therefore, fees paid to the investment managers for investment advice qualify as party-in-interest transactions. In addition, two of the investment managers invest in JPMorgan Chase & Co stock. Administrative fees and investment management fees paid by the Plan to parties-in-interest offset by credits received from parties-in-interest amounted to $6,326,892 and $4,540,697 for the years ended December 31, 2009 and 2008, respectively.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
NOTE 7: TAX STATUS
WMI obtained a determination letter dated August 12, 2004 from the Internal Revenue Service (“IRS”) stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, WMI believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan’s tax-exempt status has not been affected. The Plan is currently undergoing an IRS audit and several administrative issues have been identified as a result of the audit. All such issues have been corrected in the manner requested by the IRS. As a result, the Plan Administrator does not believe these issues will affect the Plan’s tax-qualified status. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Participants currently pay no U.S. federal income tax on employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.
NOTE 8: RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the different investment strategies. The Plan’s exposure to credit risk from fully benefit-responsive investment contracts is limited to the fair value of the contract with each counterparty.
NOTE 9: CONTINGENT LIABILITIES AND OTHER MATTERS
ERISA Complaint: Beginning in November 2007, WMI, certain members of the Human Resources Committee of WMI’s Board of Directors, and certain members of the Plan’s Investment and Administration Committees were named as defendants in a series of class actions brought on behalf of participants and beneficiaries of the Plan who owned WMI common stock in the Plan during the period October 19, 2005 through the filing of the complaints. The plaintiffs alleged that the defendants breached their fiduciary responsibilities under ERISA essentially by failing to warn Plan participants of the risks of investing in WMI common stock and by continuing to allow Plan participants to invest in WMI common stock. The actions were consolidated, and a consolidated first amended complaint was filed on August 5, 2008. A consolidated second amended complaint was filed on February 18, 2009. The consolidated second amended complaint dropped WMI as a defendant and added JPMorgan Chase Bank, N.A., as a defendant. In response to a motion to dismiss, the Court dismissed JPMorgan Chase Bank as a defendant. It is not currently possible to determine what, if any, impact these proceedings may have on the Plan.
The Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Plan is a party to certain pending legal proceedings and claims from time to time. While the outcome of litigation is inherently uncertain, the Plan Administrator is of the opinion that the final outcome of any of these actions should not have a materially adverse effect on the Plan’s net assets available for benefits or changes in net assets available for benefits and, in light of all information known to it at December 31, 2009, that there is no outstanding litigation affecting the Plan that would require the establishment of a litigation reserve.

WaMu SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
NOTE 10: SUBSEQUENT EVENT
The Plan Administrator has performed an evaluation of events that have occurred subsequent to December 31, 2009, and through June 24, 2010 (the date these financial statements were available to be issued). Other than the event discussed below, there have been no material subsequent events that occurred during such period that would require disclosure in these financial statements, as of or for the year ended December 31, 2009.
Effective March 31, 2010, the Plan was merged into The JPMorgan Chase 401(k) Savings Plan, with Plan assets of $968,546,233 transferred on April 1, 2010.
NOTE 11: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per financial statements	$1,104,787,388	$1,156,594,319
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,819,061)	(11,169,813)
Less: Benefit claims payable included on Form 5500	(2,417,912)	(544,205)

Net assets available for benefits per the Form 5500	$1,099,550,415	$1,144,880,301

The following is a reconciliation of investment income per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net change in assets available for benefits per financial statements	$(51,806,931)	$(939,436,044)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,350,752	(9,194,258)
Adjustment for benefit claims payable	(1,873,707)	(544,205)

Total net loss per the Form 5500	$(45,329,886)	$(949,174,507)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Benefits paid to participants per financial statements	$(355,230,634)	$(486,097,708)
Less: Corrective distributions	36,434	38,576
Add: Benefit claims payable at end of year	(2,417,912)	(544,205)
Less: Benefit claims payable at beginning of year	544,205	—

Total Benefit payments per the Form 5500	$(357,067,907)	$(486,603,337)

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES:
	99 CENTS ONLY STORES	20,900 shares	**	$273,163
	ABM INDUSTRIES INC	12,670 shares	**	261,762
	ABOVENET INC	5,055 shares	**	328,777
	ACCENTURE PLC CL A	25,500 shares	**	1,058,250
	ACERGY SA SPON ADR	33,650 shares	**	525,276
	ACTUANT CORP CL A	7,689 shares	**	142,477
	ADC TELECOM INC	14,769 shares	**	91,715
	ADOBE SYSTEMS INC	12,300 shares	**	452,394
	ADVANCED ENERGY INDU INC	9,900 shares	**	149,292
	ADVENT SOFTWARE	7,390 shares	**	300,995
	AEROPOSTALE INC	15,494 shares	**	527,571
	AFFILIATED MANAGERS GRP	15,810 shares	**	1,064,804
	AIR GAS INC	24,383 shares	**	1,160,631
	AIXTRON AG SPON ADR	5,700 shares	**	190,950
	AK STEEL HLDG CORP	12,185 shares	**	260,150
	ALBEMARLE CORP	4,747 shares	**	172,648
	ALBERTO CULVER CO NEW	36,940 shares	**	1,081,973
	ALCOA INC	31,100 shares	**	501,332
	ALEXION PHARMACEUTICALS	27,855 shares	**	1,359,881
	ALIGN TECHNOLOGY INC	44,100 shares	**	785,862
	ALLEGIANT TRAVEL CO	28,340 shares	**	1,336,798
	ALLIANCE DATA SYS CORP	13,250 shares	**	855,818
	ALLIANZ SE (REGD)	6,597 shares	**	821,326
	ALLIED WRLD ASSURNCE HLDG	6,400 shares	**	294,848
	ALLSCRIPTS-MISYS HC SOLS	19,400 shares	**	392,462
	ALLSTATE CORPORATION	49,400 shares	**	1,483,976
	AMAZON.COM INC	4,600 shares	**	618,792
	AMERICAN EXPRESS CO	23,500 shares	**	952,220
	AMERICAN FINL GROUP OHIO	9,396 shares	**	234,430
	AMERICAN ITALIAN PAS CL A	8,810 shares	**	306,500
	AMERICAN MEDICAL SYS HLDG	26,580 shares	**	512,728
	AMERICAN SUPERCONDUCTOR	3,360 shares	**	137,424
	AMERICAN TOWER CORP CL A	10,500 shares	**	453,705
	AMERIGROUP CORP	1,630 shares	**	43,945
	AMSURG CORP	4,600 shares	**	101,292
	ANSYS INC	35,455 shares	**	1,540,874
	APPLE INC	8,200 shares	**	1,729,052
	ARCH CAPITAL GROUP LTD	3,971 shares	**	284,125
	ARCHIPELAGO LEARNING INC	6,690 shares	**	138,483
	ARCSIGHT INC	10,210 shares	**	261,172
	ARENA RESOURCES INC	7,215 shares	**	311,111
	ARROW ELECTRONICS INC	30,264 shares	**	896,117
	ART TECHNOLOGY GROUP INC	59,210 shares	**	267,037
	ARUBA NETWORKS INC	28,720 shares	**	306,155
	ASHLAND INC	5,176 shares	**	205,073
	ASIAINFO HOLDINGS INC	9,100 shares	**	277,277
	ASML HLDG NV (NY REG SHS)	7,300 shares	**	248,857
	ASSA ABLOY AB SER B	27,759 shares	**	534,341
	ASSOCIATED BANC CORP	1,850 shares	**	20,369
	ASSURANT INC	15,150 shares	**	446,622
	ASSURED GUARANTY LTD	14,090 shares	**	306,598
	ASTELLAS PHARMA INC	13,600 shares	**	505,489
	ASTRAZENECA PLC (UK)	14,428 shares	**	678,475
	ATHENAHEALTH INC	35,112 shares	**	1,588,467
	ATHEROS COMM INC	10,920 shares	**	373,901
	ATMEL CORP	21,937 shares	**	101,130
	AVIVA PLC	117,017 shares	**	752,497
	AVNET INC	20,700 shares	**	624,312
	AXA SA	33,049 shares	**	774,929
	BAE SYSTEMS PLC	129,043 shares	**	749,747

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	BAKER MICHAEL CORP	6,620 shares	**	274,068
	BALDOR ELEC CO	4,810 shares	**	135,113
	BANCO SANTANDER	70,105 shares	**	1,156,927
	BANK OF AMERICA CORPORATI	255,000 shares	**	3,840,300
	BANK OF CHINA LTD	791,000 shares	**	428,466
	BARD C R INC	10,000 shares	**	779,000
	BARE ESCENTUALS INC	47,330 shares	**	578,846
	BASF SE	14,514 shares	**	903,054
	BAXTER INTL INC	15,600 shares	**	915,408
	BE AEROSPACE INC	18,714 shares	**	439,779
	BEACON ROOFING SUPPLY INC	16,300 shares	**	260,800
	BEAZER HOMES USA INC	13,790 shares	**	66,744
	BELDEN INC	22,350 shares	**	489,912
	BENCHMARK ELECTRONICS INC	10,345 shares	**	195,624
	BERRY PETROLEUM CO CL A	3,908 shares	**	113,918
	BHP BILLITON PLC	19,022 shares	**	613,311
	BILL BARRETT CORP	15,850 shares	**	493,093
	BIO RAD LABS CL A	2,800 shares	**	270,088
	BIOSCRIP INC	25,860 shares	**	216,190
	BJ SERVICES CO	7,700 shares	**	143,220
	BJ’S RESTAURANTS INC	15,220 shares	**	286,440
	BLACKBAUD INC	33,400 shares	**	789,242
	BLACKROCK INC	3,300 shares	**	766,260
	BLUE COAT SYSTEMS INC	10,380 shares	**	296,245
	BNP PARIBAS (FRAN)	8,081 shares	**	646,716
	BOEING CO	8,700 shares	**	470,931
	BOSTON BEER COMPANY CL A	3,736 shares	**	174,098
	BP PLC	130,405 shares	**	1,259,955
	BRASIL TELECOM SA ADR	9,516 shares	**	152,161
	BRASIL TELECOM SA SPON AD	16,774 shares	**	488,627
	BRIDGEPOINT EDUCATION INC	27,345 shares	**	410,722
	BRIGHAM EXPLORATION CO	45,100 shares	**	611,105
	BRISTOL-MYERS SQUIBB CO	69,800 shares	**	1,762,450
	BROCADE COMM SYS	57,050 shares	**	435,291
	BROWN SHOE CO INC	10,900 shares	**	107,583
	BRUKER CORP	25,530 shares	**	307,892
	C T S CORP	14,270 shares	**	137,277
	CA INC	150,600 shares	**	3,382,476
	CADENCE DESIGN SYS INC	67,810 shares	**	406,182
	CAL DIVE INTL INC	33,180 shares	**	250,841
	CALLAWAY GOLF CO	13,216 shares	**	99,649
	CAP GEMINI SA	10,199 shares	**	466,807
	CARBO CERAMICS INC	3,950 shares	**	269,272
	CARDINAL FINL CORP	13,917 shares	**	121,635
	CAREER EDUCATION CORP	31,599 shares	**	736,573
	CARNIVAL CORP PAIRED CTF	41,499 shares	**	1,315,103
	CARRIZO OIL & GAS INC	31,620 shares	**	837,614
	CARTERS INC	9,540 shares	**	250,425
	CASEY GENERAL STORES	18,850 shares	**	601,692
	CASINO GUICHARD PERRACHON	7,897 shares	**	706,948
	CAVIUM NETWORKS INC	31,500 shares	**	750,645
	CEC ENTERTAINMENT INC	5,077 shares	**	162,058
	CELANESE CORP SER A	9,711 shares	**	311,723
	CELGENE CORP	7,100 shares	**	395,328
	CENTRAL JAPAN RAILWAY CO	95 shares	**	634,762
	CENVEO INC	52,200 shares	**	456,750
	CF INDU HLDGS INC	1,634 shares	**	148,335
	CH ROBINSON WORLDWIDE INC	6,300 shares	**	369,999
	CHART INDUSTRIES INC	15,780 shares	**	261,159
	CHECKPOINT SYSTEMS INC	15,770 shares	**	240,493

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	CHEESECAKE FACTORY INC	7,090 shares	**	153,073
	CHICAGO BRIDGE & IRON (NY)	28,000 shares	**	566,160
	CHICOS FAS INC	23,850 shares	**	335,093
	CHINA PETROL & CHEM H	290,000 shares	**	255,493
	CHIPOTLE MEXICAN GRILL	14,975 shares	**	1,320,196
	CHUO MITSUI TR HLDGS INC	172,000 shares	**	574,627
	CINCINNATI BELL INC	28,535 shares	**	98,446
	CIRCOR INTERNATIONAL INC	28,350 shares	**	713,853
	CISCO SYSTEMS INC	49,600 shares	**	1,187,424
	CITIGROUP INC	508,769 shares	**	1,684,025
	CLECO CORP	5,673 shares	**	155,043
	CLIFFS NATURAL RESOURCES	7,600 shares	**	350,284
	COGNIZANT TECH SOLUT CL A	34,600 shares	**	1,567,380
	COHEN & STEERS INC	11,300 shares	**	258,092
	COHERENT INC	23,900 shares	**	710,547
	COLONIAL PROPERTY TR — RE	10,040 shares	**	117,769
	COMCAST CORP CL A SPECIAL	83,300 shares	**	1,333,633
	COMERICA INC	16,400 shares	**	484,948
	COMMSCOPE INC	4,209 shares	**	111,665
	COMMVAULT SYSTEMS INC	14,130 shares	**	334,740
	COMSTOCK RESOURCES NEW	27,069 shares	**	1,098,189
	COMTECH TELECOM NEW	3,770 shares	**	132,139
	CONCHO RESOURCES INC	18,790 shares	**	843,671
	CONCUR TECHNOLOGIES INC	40,920 shares	**	1,749,330
	CONOCOPHILLIPS	87,300 shares	**	4,458,411
	CONSOLIDATED GRAPHICS INC	4,000 shares	**	140,080
	CONTINENTAL AIRLINES CL B	9,899 shares	**	177,390
	COOPER COMPANIES INC	5,200 shares	**	198,224
	COOPER TIRE & RUBBER COMP	21,911 shares	**	439,316
	COPA HOLDINGS SA CL A	7,100 shares	**	386,737
	COPEL (CIA PARANA)PN B SP	30,070 shares	**	645,001
	CORRECTIONS OF AMERICA	27,255 shares	**	669,110
	COSTAR GROUP INC	17,700 shares	**	739,329
	COSTCO WHOLESALE CORP	8,900 shares	**	526,613
	COVANCE INC	8,750 shares	**	477,488
	CRAY INC	25,890 shares	**	166,214
	CREE INC	23,735 shares	**	1,337,942
	CROCS INC	78,920 shares	**	453,791
	CUBIC CORP	7,430 shares	**	277,139
	CUMMINS INC	41,600 shares	**	1,907,776
	CYBERSOURCE CORP	68,182 shares	**	1,371,140
	CYPRESS SEMICONDUCTOR	25,100 shares	**	265,056
	DAITO TRUST CONSTRUCTION	15,400 shares	**	727,898
	DANAHER CORP	13,500 shares	**	1,015,200
	DARLING INTL INC	15,000 shares	**	125,700
	DEALERTRACK HLDGS INC	27,880 shares	**	523,865
	DEAN FOODS CO	5,517 shares	**	99,527
	DEERE & CO	5,200 shares	**	281,268
	DENBURY RESOURCES INC	31,250 shares	**	462,500
	DENDREON CORP	8,395 shares	**	220,621
	DEUTSCHE BANK AG (GERW)	7,239 shares	**	513,317
	DEVELOPERS DIVERSIFIED RE	10,401 shares	**	96,313
	DEVRY INC	14,105 shares	**	800,177
	DG FASTCHANNEL INC	65,670 shares	**	1,834,164
	DIAMOND FOODS INC	10,270 shares	**	364,996
	DICKS SPORTING GOODS INC	65,300 shares	**	1,624,011
	DIEBOLD INC	4,667 shares	**	132,776
	DIGITAL REALTY TRUST INC	2,750 shares	**	138,270
	DIODES INC	26,175 shares	**	535,279
	DR HORTON INC	12,110 shares	**	131,636

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	DRESS BARN INC	12,470 shares	**	288,057
	DSW INC CL A	9,600 shares	**	248,448
	DYCOM INDUSTRIES INC	13,216 shares	**	106,124
	DYNCORP INTL INC CL A	14,310 shares	**	205,349
	EBAY INC	44,900 shares	**	1,056,946
	ECLIPSYS CORP	15,340 shares	**	284,097
	ECOLAB INC	8,300 shares	**	370,014
	EDISON INTL	41,300 shares	**	1,436,414
	EDUCATION MANAGEMENT CORP	32,800 shares	**	721,928
	EDUCATION REALTY TR INC	23,920 shares	**	115,773
	ELIZABETH ARDEN INC	66,400 shares	**	958,816
	EMBRAER (EMPR DE AER) SPO	53,600 shares	**	1,185,096
	EMCOR GROUP INC	12,120 shares	**	326,028
	EMERGENCY MEDICAL SV CL A	7,590 shares	**	410,999
	ENCORE ACQUISITION CO	2,781 shares	**	133,544
	ENERSYS INC	13,120 shares	**	286,934
	ENI SPA	34,145 shares	**	868,378
	ENTEGRIS INC	31,599 shares	**	166,843
	ENTERCOM COMM CORP CL A	10,600 shares	**	74,942
	ENTERGY CORP	10,400 shares	**	851,136
	EQUINIX INC	18,145 shares	**	1,926,092
	EVERCORE PARTNERS CL A	8,130 shares	**	247,152
	EXCO RESOURCES INC	20,443 shares	**	434,005
	EXELON CORP	59,100 shares	**	2,888,217
	EXLSERVICE HOLDINGS INC	18,160 shares	**	329,786
	EXPEDIA INC DEL	8,500 shares	**	218,535
	EXXON MOBIL CORP	3,300 shares	**	225,027
	F5 NETWORKS INC	23,200 shares	**	1,229,136
	FACTSET RESEARCH SYS INC	13,355 shares	**	879,694
	FAIRCHILD SEMICON INTL	14,270 shares	**	142,557
	FASTENAL CO	41,300 shares	**	1,719,732
	FEDERAL REALTY INVESTMENT	1,520 shares	**	102,934
	FEDEX CORP	16,500 shares	**	1,376,925
	FIAT SPA N/C DI RISP	22,413 shares	**	201,991
	FIDELITY NATL FINL NEW	7,231 shares	**	97,329
	FINISAR CORP	22,240 shares	**	198,381
	FINISH LINE INC CL A	27,860 shares	**	349,643
	FIRST FINANCIAL BANCORP	14,140 shares	**	205,878
	FIRST HORIZON NATIONAL	38,568 shares	**	516,811
	FIRST SOLAR INC	2,600 shares	**	352,040
	FIRSTGROUP PLC	74,210 shares	**	510,921
	FIRSTMERIT CORP	6,752 shares	**	135,985
	FIRSTSERVICE CO	20,200 shares	**	386,224
	FMC TECHNOLOGIES INC	6,600 shares	**	381,744
	FOOT LOCKER INC	12,990 shares	**	144,709
	FOSTER WHEELER AG	12,085 shares	**	355,782
	FPL GROUP INC	28,600 shares	**	1,510,652
	FREEPORT MCMORAN COPPER &	5,200 shares	**	417,508
	FTI CONSULTING INC	15,500 shares	**	730,980
	GANNETT INC	11,796 shares	**	175,171
	GAP INC	34,200 shares	**	716,490
	GARDNER DENVER INC	18,850 shares	**	802,067
	GEA GROUP AG	30,684 shares	**	683,531
	GENERAL CABLE CORP DEL	9,343 shares	**	274,871
	GENESCO INC	5,750 shares	**	157,895
	GENOPTIX INC	11,785 shares	**	418,721
	GENTEX CORP	75,325 shares	**	1,344,551
	GENWORTH FINANCIAL INC A	115,800 shares	**	1,314,330
	GIBRALTAR INDUSTRIES INC	12,650 shares	**	198,984
	GILEAD SCIENCES INC	13,600 shares	**	588,608

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	GIVEN IMAGING LTD (USA)	12,200 shares	**	213,012
	GLAXOSMITHKLINE PLC	32,233 shares	**	683,932
	GOL LINHAS AEREAS SPON AD	9,150 shares	**	140,453
	GOLDMAN SACHS GROUP INC	4,950 shares	**	835,758
	GOODRICH PETRO CORP	19,841 shares	**	483,128
	GOOGLE INC A	2,820 shares	**	1,748,344
	GRAFTECH INTL LTD	59,470 shares	**	924,759
	GRAND CANYON EDUCATION	14,380 shares	**	273,364
	GRANITE CONSTRUCTION INC	3,299 shares	**	111,044
	GREAT LAKES DREDGE & DOCK	23,419 shares	**	151,755
	GREEK ORG OF FOOTBL PROGN	27,574 shares	**	605,567
	GREEN MTN COFFEE ROASTERS	32,394 shares	**	2,639,138
	GREENHILL & CO INC	6,630 shares	**	531,991
	GRIFFON CORP	73,100 shares	**	893,282
	GSI COMMERCE INC	9,670 shares	**	245,521
	GULFMARK OFFSHORE INC	8,990 shares	**	254,507
	HAEMONETICS CORP MASS	17,000 shares	**	937,550
	HANCOCK HOLDING CO	4,246 shares	**	185,932
	HANNOVER RUECKVERSICHERUN	20,073 shares	**	940,004
	HANOVER INSURANCE GROUP	19,560 shares	**	869,051
	HARMAN INTL IND INC NEW	7,200 shares	**	254,016
	HARRIS STRATEX NETWO CL A	5,537 shares	**	38,261
	HARSCO CORP	6,200 shares	**	199,826
	HAWAIIAN HLDGS INC	36,260 shares	**	253,820
	HCC INSURANCE HLDGS INC	24,200 shares	**	676,874
	HEALTH CARE REIT INC	3,860 shares	**	171,075
	HEARTLAND EXPRESS INC	17,710 shares	**	270,432
	HEIDRICK & STRUGGLES INTL	26,879 shares	**	839,700
	HELMERICH & PAYNE INC	13,690 shares	**	545,957
	HEWLETT-PACKARD CO	46,500 shares	**	2,395,215
	HEXCEL CORPORATION	16,832 shares	**	218,479
	HHGREGG INC	42,810 shares	**	943,104
	HIGHWOODS PROPERTIES INC	6,250 shares	**	208,437
	HITTITE MICROWAVE CORP	20,005 shares	**	815,204
	HMS HOLDINGS CORP	23,395 shares	**	1,139,103
	HOME DEPOT INC	71,500 shares	**	2,068,495
	HONEYWELL INTL INC	18,300 shares	**	717,360
	HORMEL FOODS CORP	7,800 shares	**	299,910
	HORNBECK OFFSHORE SVCS	4,546 shares	**	105,831
	HUANENG POWER INTL INC H	856,000 shares	**	479,260
	HUMAN GENOME SCIENCES INC	11,450 shares	**	350,370
	HUNT J B TRANSPORT SVCS I	12,153 shares	**	392,178
	HUTCHISON WHAMPOA LTD	87,000 shares	**	599,172
	IBERIABANK CORP	1,250 shares	**	67,262
	ICF INTERNATIONAL INC	4,950 shares	**	132,660
	ICU MEDICAL INC	6,960 shares	**	253,622
	IDEXX LABS INC	15,150 shares	**	809,616
	ILLUMINA INC	22,105 shares	**	677,518
	IMAX CORPORATION (USD)	48,518 shares	**	645,289
	IMPAX LABORATORIES INC	10,610 shares	**	144,296
	IMPERIAL TOBACCO GROUP PL	20,715 shares	**	656,180
	INLAND REAL ESTATE REIT	11,979 shares	**	97,629
	INNERWORKINGS INC	86,945 shares	**	512,976
	INNOPHOS HOLDINGS INC	8,256 shares	**	189,805
	INPEX CORP	76 shares	**	572,306
	INSITUFORM TECH INC A	13,890 shares	**	315,581
	INTEGRATED DEVICE TECH	32,111 shares	**	207,758
	INTERCONTINENTAL EXCHANGE	3,500 shares	**	393,050
	INTERPUBLIC GROUP OF COS	136,700 shares	**	1,008,846
	INTL BUS MACH CORP	8,900 shares	**	1,165,010

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	INTREPID POTASH INC	15,861 shares	**	462,665
	INVESCO LTD	64,312 shares	**	1,510,689
	INVESTMENT TECH GROUP INC	5,023 shares	**	98,953
	ION GEOPHYSICAL	45,410 shares	**	268,827
	IPC THE HOSPITALIST CO	5,690 shares	**	189,193
	IRON MOUNTAIN INC	19,230 shares	**	437,675
	J CREW GROUP INC	8,510 shares	**	380,737
	J2 GLOBAL COMM INC	23,250 shares	**	473,138
	JABIL CIRCUIT INC	9,960 shares	**	173,005
	JAPAN TOBACCO INC	179 shares	**	601,858
	JARDEN CORP	34,200 shares	**	1,057,122
	JDA SOFTWARE GRP INC	16,135 shares	**	410,959
	JGC CORP	14,000 shares	**	256,569
	JO-ANN STORES INC	14,830 shares	**	537,439
	JOHNSON & JOHNSON	10,400 shares	**	669,864
	JONES APPAREL GROUP INC	8,843 shares	**	142,019
	JOY GLOBAL INC	14,910 shares	**	769,207
*	JPMORGAN CHASE & CO	106,100 shares	**	4,421,187
	JUNIPER NETWORKS INC	24,600 shares	**	656,082
	K12 INC	33,817 shares	**	685,471
	KBW INC	2,746 shares	**	75,131
	KDDI CORP	92 shares	**	487,227
	KENSEY NASH CORP	10,400 shares	**	265,200
	KEY ENERGY SERVICES INC	25,998 shares	**	228,522
	KEYCORP	178,684 shares	**	991,696
	KINETIC CONCEPTS INC	3,849 shares	**	144,915
	KING PHARMACEUTICALS INC	24,850 shares	**	304,909
	KIRKLANDS INC	7,700 shares	**	133,749
	KNIGHT CAP GROUP INC CL A	7,310 shares	**	112,574
	KNIGHT TRANSPORTATION INC	15,815 shares	**	305,071
	KOHLS CORP	9,600 shares	**	517,728
	KONICA MINOLTA HLDGS INC	50,000 shares	**	511,333
	KOPPERS HLDGS INC	9,400 shares	**	286,136
	KRAFT FOODS INC CL A	30,200 shares	**	820,836
	LAFARGE SA (BR)	7,965 shares	**	659,213
	LAM RESEARCH CORP	11,500 shares	**	450,915
	LANCASTER COLONY CORP	5,180 shares	**	257,446
	LANDSTAR SYSTEM INC	6,670 shares	**	258,596
	LILLY (ELI) & CO	67,300 shares	**	2,403,283
	LIMITED BRANDS INC	59,700 shares	**	1,148,628
	LINCOLN EDUCATIONAL SVCS	13,090 shares	**	283,660
	LINCOLN ELECTRIC HLDGS	7,750 shares	**	414,315
	LINDSAY CORP	6,970 shares	**	277,755
	LINEAR TECHNOLOGY CORP	11,500 shares	**	351,210
	LIVEPERSON INC	34,850 shares	**	242,905
	LOCKHEED MARTIN CORP	31,900 shares	**	2,403,665
	LONGTOP FIN TECH LTD ADR	10,509 shares	**	389,043
	LORILLARD INC	12,300 shares	**	986,829
	LUFTHANSA AG (REGD)	25,788 shares	**	433,803
	LULULEMON ATHLETICA INC	19,735 shares	**	594,024
	MACQUARIE GROUP LTD	10,159 shares	**	441,666
	MAGELLAN HLTH SVCS INC	3,300 shares	**	134,409
	MANITOWOC CO INC	8,622 shares	**	85,961
	MANPOWER INC	13,230 shares	**	722,093
	MAPFRE SA	212,681 shares	**	891,227
	MARKS & SPENCER GROUP PLC	63,581 shares	**	413,081
	MARVELL TECH GROUP LTD	26,400 shares	**	547,800
	MASTERCARD INC CL A	4,090 shares	**	1,046,958
	MAXWELL TECHNOLOGIES INC	7,380 shares	**	131,659
	MCAFEE INC	27,200 shares	**	1,103,504

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	MCDONALDS CORP	7,600 shares	**	474,544
	MDU RESOURCES GROUP INC	10,927 shares	**	257,877
	MEDASSETS INC	13,530 shares	**	286,971
	MEDCO HEALTH SOLUTIONS	22,200 shares	**	1,418,802
	MEDIA TEK INC	34,060 shares	**	594,107
	MEDIASET SPA	94,035 shares	**	772,076
	MEDICIS PHARMACEUTIC CL A	11,500 shares	**	311,075
	MEDIVATION INC	5,090 shares	**	191,639
	MEDNAX INC	6,980 shares	**	419,568
	MENS WEARHOUSE INC	13,030 shares	**	274,412
	MERCK & CO INC	32,172 shares	**	1,175,565
	METLIFE INC	27,209 shares	**	961,838
	METRO AG	9,260 shares	**	564,354
	MGIC INVESTMENT CORP	18,431 shares	**	106,531
	MGM MIRAGE	13,932 shares	**	127,060
	MICROSOFT CORP	93,900 shares	**	2,863,011
	MICROSTRATEGY INC CL A	3,960 shares	**	372,319
	MIDDLEBY CORP	12,420 shares	**	608,828
	MINDRAY MED INTL SPON ADR	12,260 shares	**	415,859
	MITSUBISHI CORP	20,000 shares	**	495,220
	MKS INSTRUMENTS INC	7,831 shares	**	136,338
	MONOLITHIC POWER SYS INC	12,430 shares	**	297,947
	MONSANTO CO NEW	9,100 shares	**	743,925
	MONSTER WORLDWIDE INC	31,200 shares	**	542,880
	MORRISON (WM) SUPERMARKET	152,737 shares	**	684,751
	MUELLER WATER PRODUCTS CL	27,370 shares	**	142,324
	MYERS INDUSTRIES	8,265 shares	**	75,211
	NATIONAL AUSTRALIA BANK	22,247 shares	**	547,544
	NATIONAL CINEMEDIA INC	17,460 shares	**	289,312
	NATIONAL PENN BANCSHARES	23,808 shares	**	137,848
	NATIONAL RETAIL PROPERTIE	6,377 shares	**	135,320
	NETEASE.COM INC SPONS ADR	15,200 shares	**	571,672
	NETGEAR INC	16,320 shares	**	353,981
	NETLOGIC MICROSYSTEMS INC	18,773 shares	**	868,439
	NEUTRAL TANDEM INC	28,755 shares	**	654,176
	NEWFIELD EXPLORATION CO	14,500 shares	**	699,335
	NORTHEAST UTILITIES	9,645 shares	**	248,745
	NORTHROP GRUMMAN CORP	30,200 shares	**	1,686,670
	NORTHWEST BANCSHARES INC	17,800 shares	**	201,496
	NOVARTIS AG (REG)	21,006 shares	**	1,146,014
	NU SKIN ENTERPRISES CL A	19,320 shares	**	519,128
	NUANCE COMMUNICATIONS INC	23,363 shares	**	363,061
	NUVASIVE INC	6,805 shares	**	217,624
	OCCIDENTAL PETROLEUM CORP	5,100 shares	**	414,885
	OLD DOMINION FREIGHT LINE	12,542 shares	**	385,040
	OMNICARE INC	25,150 shares	**	608,127
	OMNIVISION TECH INC	20,400 shares	**	296,412
	OMV AG	14,279 shares	**	627,586
	ONYX PHARMACEUTICALS INC	3,360 shares	**	98,582
	ORACLE CORP	94,900 shares	**	2,328,846
	O’REILLY AUTOMOTIVE INC	21,000 shares	**	800,520
	P F CHANGS CHINA BISTRO	24,700 shares	**	936,377
	PACCAR INC	55,700 shares	**	2,020,239
	PACKAGING CORP OF AMERICA	8,350 shares	**	192,133
	PACWEST BANCORP	2,271 shares	**	45,761
	PAPA JOHNS INTL INC	8,450 shares	**	197,392
	PARAMETRIC TECH CORP	12,409 shares	**	202,763
	PEETS COFFEE & TEA INC	4,950 shares	**	164,984
	PEGASYSTEMS INC	21,930 shares	**	745,620
	PENN NATIONAL GAMING	6,871 shares	**	186,754

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	PENN VIRGINIA CORP.	12,258 shares	**	260,973
	PENNEY (J.C.) CO INC	44,900 shares	**	1,194,789
	PEOPLES UNITED FIN INC	25,700 shares	**	429,190
	PERKINELMER INC	11,310 shares	**	232,873
	PERRIGO CO (USA)	26,250 shares	**	1,045,800
	PETROBRAS SA SPONS ADR	19,078 shares	**	909,639
	PETROFAC LTD	49,124 shares	**	828,056
	PETROQUEST ENERGY INC	28,900 shares	**	177,157
	PFIZER INC	39,000 shares	**	709,410
	PHASE FORWARD INC	54,548 shares	**	837,312
	PHILIP MORRIS INTL INC	39,200 shares	**	1,889,048
	PHILLIPS-VAN HEUSEN CORP	1,812 shares	**	73,712
	PIONEER DRILLING CO	16,670 shares	**	131,693
	PLEXUS CORP	6,015 shares	**	171,427
	PMC-SIERRA INC	15,890 shares	**	137,607
	PNC FIN SVCS GRP INC	28,704 shares	**	1,515,284
	PNM RESOURCES INC	12,138 shares	**	153,546
	POLYONE CORP	35,260 shares	**	263,392
	POST PROPERTIES — REIT	5,490 shares	**	107,604
	POWER INTEGRATIONS INC	8,170 shares	**	297,061
	PPG INDUSTRIES INC	23,800 shares	**	1,393,252
	PRICELINE.COM INC	5,000 shares	**	1,092,500
	PROGRESS SOFTWARE CORP	5,339 shares	**	155,952
	PRUDENTIAL FINANCIAL INC	18,800 shares	**	935,488
	PRUDENTIAL PLC	106,245 shares	**	1,098,930
	PUBLIC POWER OF GREECE	27,017 shares	**	502,826
	QUAKER CHEMICAL CORP	275 shares	**	5,676
	QUALCOMM INC	30,600 shares	**	1,415,556
	QUALITY SYSTEMS INC	6,200 shares	**	389,298
	RACKSPACE HOSTING INC	26,740 shares	**	557,529
	RADIAN GROUP INC	15,218 shares	**	111,244
	RAFFLES EDUCATION LTD	582,000 shares	**	167,753
	RAMBUS INC	5,900 shares	**	143,960
	REED ELSEVIER NV	61,157 shares	**	753,064
	REGAL-BELOIT CORP	2,600 shares	**	135,044
	REGENERON PHARMACEUTICALS	7,460 shares	**	180,383
	REHABCARE GROUP INC	9,190 shares	**	279,652
	REINSURANCE GROUP OF AMER	12,700 shares	**	605,155
	RELIANCE STEEL & ALUMINUM	11,750 shares	**	507,835
	REX ENERGY CORP	11,100 shares	**	133,200
	REXAM PLC	160,444 shares	**	753,530
	ROBBINS & MYERS INC	4,610 shares	**	108,427
	ROBERT HALF INTL INC.	41,000 shares	**	1,095,930
	ROCHE HLDGS GENUSSSCHEINE	6,421 shares	**	1,090,165
	ROCK TENN COMPANY CL A	5,780 shares	**	291,370
	ROCKWOOD HOLDINGS INC	10,029 shares	**	236,283
	ROLLS-ROYCE GROUP PLC	89,322 shares	**	697,970
	ROPER INDUSTRIES INC	15,100 shares	**	790,787
	ROSETTA RESOURCES INC	13,020 shares	**	259,489
	ROYAL DUTCH SHELL PL CL B	73,200 shares	**	4,255,116
	ROYAL GOLD INC	6,100 shares	**	287,310
	RRI ENERGY INC	21,387 shares	**	122,334
	RTI INTL METALS INC	5,400 shares	**	135,918
	RWE AG	7,833 shares	**	762,111
	RYLAND GROUP INC	5,797 shares	**	114,201
	SAFEWAY INC	103,100 shares	**	2,194,999
	SALESFORCE.COM INC	16,760 shares	**	1,236,385
	SALIX PHARMACEUTICALS LTD	9,750 shares	**	247,650
	SANDERSON FARMS INC	6,640 shares	**	279,942
	SANOFI-AVENTIS	9,434 shares	**	740,934

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	SAPIENT CORPORATION	12,720 shares	**	105,194
	SBA COMM CORP CL A	23,740 shares	**	810,958
	SBM OFFSHORE NV	20,354 shares	**	401,401
	SCHLUMBERGER LTD	7,100 shares	**	462,139
	SCHNITZER STEEL INDS CL A	1,676 shares	**	79,945
	SCHWAB CHARLES CORP	44,900 shares	**	845,018
	SCHWEITZER-MAUDUIT INTL	2,700 shares	**	189,945
	SCOTTISH & SOUTHERN ENERG	28,230 shares	**	529,694
	SEATTLE GENETICS INC	10,020 shares	**	101,803
	SEMBCORP IND LTD	266,000 shares	**	700,448
	SEMTECH CORP	19,150 shares	**	325,742
	SHIMAMURA CORP	5,400 shares	**	513,954
	SHIN-ETSU CHEMICAL CO LTD	7,700 shares	**	432,603
	SIGNET JEWELERS LTD (UK)	11,509 shares	**	307,834
	SIGNET JEWELERS LTD (US)	203 shares	**	5,424
	SILGAN HOLDINGS INC	4,880 shares	**	282,454
	SILICON LABORATORIES INC	30,900 shares	**	1,493,706
	SINA CORP	6,200 shares	**	280,116
	SIRONA DENTAL SYSTEMS INC	15,806 shares	**	501,682
	SKECHERS USA INC CL A	13,900 shares	**	408,799
	SMITH (AO) CORP	1,660 shares	**	72,027
	SMUCKER (J.M.) CO	1,635 shares	**	100,961
	SOLERA HOLDINGS INC	19,634 shares	**	707,020
	SOLUTIA INC	16,858 shares	**	214,097
	SOMPO JAPAN INSURANCE INC	91,000 shares	**	579,686
	SOURCEFIRE INC	11,520 shares	**	308,160
	SOUTH FINANCIAL GROUP INC	15,714 shares	**	10,131
	SOUTHWESTERN ENERGY CO	24,000 shares	**	1,156,800
	SPARTECH CORP	7,569 shares	**	77,658
	ST GOBAIN CIE DE	9,765 shares	**	532,221
	ST MARY LAND & EXPLORATIO	27,280 shares	**	934,067
	STANCORP FINL GROUP INC	14,850 shares	**	594,297
	STANDARD PACIFIC CORP	18,190 shares	**	68,031
	STARWOOD HTLS & RESRT WRL	5,440 shares	**	198,941
	STATOIL ASA	36,471 shares	**	911,154
	STEEL DYNAMICS INC	10,717 shares	**	189,905
	STEINER LEISURE LTD	21,670 shares	**	861,599
	STERICYCLE INC	24,810 shares	**	1,368,768
	STERIS CORPORATION	9,650 shares	**	269,911
	STEVEN MADDEN LTD	12,820 shares	**	528,697
	STIFEL FINANCIAL CORP	6,950 shares	**	411,718
	STILLWATER MINING CO	28,950 shares	**	274,446
	STRAYER EDUCATION INC	6,150 shares	**	1,306,813
	SUCCESSFACTORS INC	29,350 shares	**	486,623
	SUNCOR ENRGY INC	14,036 shares	**	495,611
	SUNSTONE HOTEL INVS INC	25,282 shares	**	224,504
	SUNTRUST BANKS INC	23,000 shares	**	466,670
	SURMODICS INC	22,630 shares	**	512,796
	SUSQUEHANNA BANCSHARES PA	9,450 shares	**	55,660
	SXC HEALTH SOLUTIONS CORP	6,700 shares	**	361,465
	SYBASE INC	12,185 shares	**	528,829
	SYKES ENTERPRISES INC	9,100 shares	**	231,777
	SYNIVERSE HOLDINGS INC	3,253 shares	**	56,862
	SYNNEX CORP	10,240 shares	**	313,958
	SYNOVUS FINANICAL CORP.	29,602 shares	**	60,684
	T 3 ENERGY SERVICES INC	4,656 shares	**	118,728
	TAKEDA PHARMACEUTICAL CO	6,900 shares	**	283,887
	TALEO CORP CL A	6,350 shares	**	149,352
	TALISMAN ENERGY (CANA)	48,459 shares	**	908,159
	TARGET CORP	8,500 shares	**	411,145

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	TELEFONICA SA	20,215 shares	**	565,049
	TELENOR AS	23,813 shares	**	332,999
	TEMPLE-INLAND INC	21,209 shares	**	447,721
	TEMPUR PEDIC INTL INC	66,046 shares	**	1,560,667
	TENNANT CO	7,500 shares	**	196,425
	TENNECO INC	7,528 shares	**	133,471
	TETRA TECH INC	8,610 shares	**	233,934
	TEVA PHARMACEUTICAL IND A	18,300 shares	**	1,028,094
	TEXAS CAPITAL BANCSHARES	36,100 shares	**	503,956
	THORATEC CORP	27,616 shares	**	743,423
	TIBCO SOFTWARE INC	30,630 shares	**	294,967
	TIME WARNER CABLE	28,600 shares	**	1,183,754
	TIMKEN CO	11,950 shares	**	283,334
	TNS INC	6,230 shares	**	160,049
	TNT NV	15,117 shares	**	465,308
	TOTAL SA (FRAN)	12,864 shares	**	825,159
	TOWER GROUP INC	23,600 shares	**	552,476
	TOYO SUISAN KAISHA LTD	5,000 shares	**	114,674
	TRANSDIGM GROUP INC	20,667 shares	**	981,475
	TRAVELERS COMPANIES INC	9,400 shares	**	468,684
	TREEHOUSE FOODS INC	7,770 shares	**	301,942
	TREND MICRO INC	6,500 shares	**	246,482
	TREX CO INC	8,660 shares	**	169,736
	TRIUMPH GROUP INC	1,930 shares	**	93,122
	TRUSTMARK CORP	7,342 shares	**	165,489
	TRW AUTOMOTIVE HLDGS CORP	4,027 shares	**	96,165
	TUPPERWARE BRANDS CORP	9,500 shares	**	442,415
	TYCO ELECTRONICS LTD	100,600 shares	**	2,469,730
	TYCO INTL LTD	47,700 shares	**	1,701,936
	U STORE IT TRUST	17,160 shares	**	125,611
	UGI CORP NEW	7,842 shares	**	189,698
	ULTA SALON COSMETICS & FR	28,076 shares	**	509,860
	ULTIMATE SOFTWARE GROUP	36,905 shares	**	1,083,900
	UNDER ARMOUR INC CL A	24,310 shares	**	662,934
	UNION PACIFIC CORP	15,400 shares	**	984,060
	UNITED ONLINE INC	130,600 shares	**	939,014
	UNITED TECHNOLOGIES CORP	12,300 shares	**	853,743
	UNIVERSAL HEALTH SVC CL B	7,326 shares	**	223,443
	URBAN OUTFITTERS	24,670 shares	**	863,203
	USINAS SIDERURG MINAS SP	10,400 shares	**	302,484
	VALMONT INDUSTRIES INC	3,335 shares	**	261,631
	VANCEINFO TECH INC ADR	7,002 shares	**	134,508
	VECTREN CORP	5,575 shares	**	137,591
	VEECO INSTRUMENT	20,416 shares	**	674,545
	VISA INC CL A	17,200 shares	**	1,504,312
	VISTAPRINT NV	25,549 shares	**	1,447,606
	VITAMIN SHOPPE INC	6,300 shares	**	140,112
	VIVENDI	26,187 shares	**	779,617
	VODAFONE GROUP PLC	172,028 shares	**	398,602
	VODAFONE GROUP PLC SPON A	128,500 shares	**	2,965,988
	VOLCANO CORP	15,700 shares	**	272,866
	VOLTERRA SEMICONDUCTOR	10,640 shares	**	203,437
	WABTEC	8,570 shares	**	349,999
	WAL MART STORES INC	18,200 shares	**	972,790
	WALGREEN CO	10,700 shares	**	392,904
	WARNACO GROUP INC	8,460 shares	**	356,927
	WASHINGTON FEDERAL INC	7,472 shares	**	144,508
	WASHINGTON REAL ESTATE IV	1,465 shares	**	40,361
	WATSCO INC	5,320 shares	**	260,574
	WAUSAU PAPER CORP	54,450 shares	**	631,620

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

	(b) Identity of issue,	(c) Description of investment, including
	borrower, lessor,	maturity date, rate of interest, collateral	(d)	(e) Current
(a)	or similar party	par, or maturity value	Cost	value

	EQUITY SECURITIES (continued):
	WELLS FARGO & CO	163,323 shares	**	4,408,088
	WELLSTREAM HOLDINGS PLC	29,322 shares	**	251,634
	WENDEL	5,612 shares	**	343,873
	WESCO INTERNATIONAL INC	8,900 shares	**	240,389
	WESTAMERICA BANCORPORATIO	5,640 shares	**	312,287
	WESTERN ALLIANCE BANCORP	123,538 shares	**	466,974
	WESTPORT INNOVATIONS INC	18,375 shares	**	212,783
	WHITING PETROLEUM CORP	7,071 shares	**	505,223
	WHITNEY HOLDING CORP	20,920 shares	**	190,581
	WILLBROS GROUP INC	43,479 shares	**	733,491
	WILLIS GROUP HLDGS LTD	11,550 shares	**	304,689
	WISCONSIN ENERGY CORP	5,492 shares	**	273,666
	WONDER AUTO TECH INC	22,490 shares	**	264,482
	WORLD ACCEPTANCE CORP	8,201 shares	**	293,842
	WORLD FUEL SERVICES CORP	8,800 shares	**	235,752
	WRIGHT EXPRESS CORP	11,660 shares	**	371,488
	XL CAPITAL LTD CL A	91,700 shares	**	1,680,861
	YAMADA DENKI CO LTD	8,570 shares	**	576,305
	ZIMMER HOLDINGS INC	8,100 shares	**	478,791
	ZIONS BANCORP	11,464 shares	**	147,083
	ZOLL MEDICAL CORP	9,500 shares	**	253,840
	ZURICH FIN SVCS AG	4,034 shares	**	882,419
*	WASHINGTON MUTUAL, INC.	936,972 shares	**	936,972

	INDIVIDUAL DIRECT FUND
*	BROKERAGELINK	Self-Directed Brokerage Accounts	**	104,497,232

	COMMON COLLECTIVE TRUST FUNDS
	BARCLAYS RUSSEL 2000 GROWTH FUND	1,394,041 units	**	10,789,875
	BGI EAFE EQUITY INDEX FUND	307,321 units	**	4,056,106
	BGI LIFEPATH INDEX RETIREMENT	1,003,435 units	**	9,964,112
	BGI LIFEPATH INDEX 2015	2,090,605 units	**	19,651,689
	BGI LIFEPATH INDEX 2020	2,885,398 units	**	26,401,388
	BGI LIFEPATH INDEX 2025	3,519,963 units	**	31,433,274
	BGI LIFEPATH INDEX 2030	4,198,312 units	**	36,609,282
	BGI LIFEPATH INDEX 2035	3,491,943 units	**	29,856,114
	BGI LIFEPATH INDEX 2040	3,062,897 units	**	25,636,443
	BGI LIFEPATH INDEX 2045	2,134,373 units	**	17,544,548
	BGI LIFEPATH INDEX 2050	1,928,479 units	**	15,774,961
	BGI RUSSELL 2000 VALUE FUND	180,821 units	**	3,697,797
	BGI S&P 500 INDEX FUND	3,328,484 units	**	123,753,030
*	FIDELITY MIP II	227,193,566 units	**	224,374,505
	RUSSELL 1000 GROWTH FUND	281,424 units	**	3,056,263
	RUSSELL 1000 VALUE FUND	734,936 units	**	9,480,671
	STATE STREET BANK GOVT STIF	7,259,742 units	**	7,307,255

	LOANS TO PLAN PARTICPANTS
*	PARTICIPANT LOANS	Interest rates 4.25% to 11%	-0-	27,856,097

	REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS)
	WESTERN ASSET CORE PLUS BOND FUND	832,550 shares	**	8,442,060

	OTHER
*	WM DIME WARRANTS	10,380 warrants	**	10,380

	CASH AND CASH EQUILVALENTS
	BGI MONEY MARKET	Money Market	299,760	299,760
*	FIDELITY CASH RESERVE	Money Market	**	6,548
*	FIDELITY MONEY MARKET	Money Market	**	316,156
	CASH	Cash		117,461

	TOTAL ASSETS HELD AT END OF YEAR			$1,103,930,581

*	A party-in-interest as defined by ERISA.

**	Information not required as investments are participant directed.

WaMu SAVINGS PLAN
PLAN NUMBER: 011 — EIN: 13/4994650
SCHEDULE OF DELINQUENT CONTRIBUTIONS AT DECEMBER 31, 2009
(Form 5500 — Schedule H — Line 4a)

Participant
contributions
Transferred Late to
Plan	Total that Constitute Nonexempt Prohibited			Total Fully
Check here is Late	Transactions			Corrected
Participant Loan		Contributions Corrected	Contributions	Under
Repayments are	Contributions	Outside	Pending Correction	VFCP and
included	Not Corrected	VFCP	in VFCP	PTE 2002-51

June 2009 contributions remitted in December 2009				$2,031

INDEX TO EXHIBIT
SEQUENTIALLY NUMBERED

Page At Which
Exhibit No.	Exhibits	Located

23.1	Consent of Independent Registered Public Accounting Firm	33-34

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMorgan Chase & Co.
WaMu SAVINGS PLAN

/s/ Louis Rauchenberger
Louis Rauchenberger
JPMorgan Chase & Co.
Managing Director and Controller
(Principal Accounting Officer)
Date: June 24, 2010